                                                            File No. 69-370

                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                FORM U-3A-2

           STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
                             RULE U-2 FROM THE
          PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF
                                    1935

                            ROSEBUD ENERGY CORP.
                            --------------------

     hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

          1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

          Rosebud Energy Corp. ("Rosebud") is a corporation incorporated in Montana. Rosebud's address is 314 N. Last Chance Gulch, Helena, Montana 59624, c/o Doney, Crowley & Bloomquist, LLP. Rosebud was formed to own a general partnership interest in and be the sole general partner of Colstrip Energy Limited Partnership ("Colstrip"). Colstrip is a Montana limited partnership, with the same address as Rosebud, and was formed to own and operate a 35 megawatt electric generation facility ("Facility") located near Colstrip, Montana.

          2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          Rosebud owns no property used for the generation, transmission and distribution of electricity for sale, or for the production, transmission, and distribution of natural or manufactured gas. The only property owned by Colstrip is the Facility, which is located near Colstrip, Montana, and which sells all of its output at wholesale to the Montana Power
     Company, an investor owned utility.

          3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

               (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

          The total number of kwh sold in calendar year 1997 was 310,334,312.

               (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          None.

               (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

          None.

               (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

          None.

          4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

               (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Rosebud owns no interest in an EWG.

               (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          None.

               (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemptions; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          None.

               (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          None.

               (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          None.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1998.

                                             ROSEBUD ENERGY CORP.


                                        By: /s/ R. Lee Roberts
                                            --------------------------
                                            R. Lee Roberts
                                            President
     CORPORATE SEAL

     Attest:   Subscribed and Sworn to before me this 26th day of
     February, 1998.
                              /s/ Shannon Morgan
                              -----------------------------
                              Residing at Boise, Idaho
                              Expiration Date 6/28/2000

     Name, title, and address of Officer of whom notices and correspondence concerning this statement would be addressed:

     R. Lee Roberts                              President
     -----------------------------------------------------------------
     (Name)                                      (Title)

     314 N. Last Chance Gulch, Box 1185, Helena, Montana 59624
     -----------------------------------------------------------------
                              (Address)

     Please send additional copy to:

          Mr. Matthew W. S. Estes, Esq.
          Skadden, Arps, Slate, Meagher & Flom, LLP
          1440 New York Avenue, N.W.
          Washington, D.C.  20005

                                   EXHIBIT A

          Claimant has no subsidiary companies. The claimant's Balance Sheet and Statement of Operations as of December 31, 1997 are attached. In addition, inasmuch as claimant is general partner of Colstrip, Colstrip's Balance Sheet, Statement of Operations, Statement of Cash Flows, and Statement of Partners' Capital as of December 31, 1997 are attached.

                                                                   D R A F T

                              Rosebud Energy Corp.
                                 Balance Sheet
                                As of 12/31/97

ASSETS
CASH
Rosebud Fee Ckng - West One             $     1,068.85
Rosebud Oper Acct - West One                 74,343.38
                                        --------------
TOTAL CASH                                                  $    75,412.23
                                                             -------------
TOTAL CURRENT ASSETS                                        $    75,412.23

PROPERTY, PLANT & EQUIPMENT
Land                                          1,000.00
Office Furniture and Fixtures                 5,604.83
Computer Equipment & Software                 2,158.80
Acct. Deprec. - Office F & F                 (5,604.83)
Acct. Depr. - Computer Equip.                  (115.14)
                                        --------------

TOTAL PROPERTY, PLANT & EQUIPMENT                           $     3,043.66
OTHER ASSETS
Other investments                       $(3,965,686.87)
                                        ==============
TOTAL OTHER ASSETS                                          $(3,965,686.87)
                                                            --------------

TOTAL ASSETS                                                $(3,887,230.98)
                                                            ==============

                                                                   D R A F T

                              Rosebud Energy Corp.
                                 Balance Sheet
                                As of 12/31/97

LIABILITIES & SHAREHOLDERS' EQUITY

LIABILITIES
CURRENT LIABILITIES
Other Payable                           $    77,343.38
                                        --------------
TOTAL CURRENT LIABILITIES                                   $    77,343.38
                                                            --------------
TOTAL LIABILITIES                                           $    77,343.38

SHAREHOLDERS' EQUITY
Shareholders' Equity                    $(1,115,854.04)
Retained Earnings                        (2,222,788.19)
YTD Net Income                             (625,932.13)
                                        --------------
TOTAL SHAREHOLDERS' EQUITY                                  $(3,964,574.36)
                                                            --------------
TOTAL LIABILITY/SHAREHOLDERS' EQUITY                        $(3,887,230.98)
                                                            ==============

                                                                  D R A F T

                              Rosebud Energy Corp.
                            STATEMENT OF OPERATIONS
                 For the Period              Through 12/31/97

                                                                Year-To-Date
REVENUES
Professional Fees                                                416647.68

OPERATING EXPENSES
Accounting/Auditing Fees                                           1850.00
Legal Fees                                                         4908.64
Travel Expenses                                                   19918.19
Business Meals & Entertainment                                     1816.32
Telephone Expense                                                  9464.73
Fees & Licenses                                                     630.00
Rent Expense                                                      29851.80
Dues & Subscriptions                                                248.50
Employee Benefits                                                 26651.67
Employee Relations                                                 1380.74
Payroll & Payroll Tax Exp.                                       287844.75
Office Supplies                                                    8785.27
Outside Services - Admin.                                          3873.53
Outside Services - Fin.                                          775692.08
Postage / Freight                                                  2776.96
Insurance                                                          5300.00
Charitable Contribution                                             205.00
Community Relations                                                 350.00
Continuing Education                                               2913.00
Dues & Publications                                                4415.59
Miscellaneous                                                      2180.68
Taxes                                                                41.13
Depreciation                                                        115.14
                                                            --------------
TOTAL OPERATING EXPENSES                                        1191213.72
                                                            --------------
TOTAL OPERATING INCOME                                          -774566.04
(Gain) Loss - Other Invest. - CELP                               148633.91
                                                            --------------
NET INCOME                                                      -625932.13
                                                            ==============

                                                                   D R A F T

COLSTRIP ENERGY LIMITED PARTNERSHIP
BALANCE SHEETS
as of December 31,

                    ASSETS                            1997           1996
                                                  -----------    -----------
Current assets:
     Designated and restricted cash equivalents   $ 4,195,726    $ 4,419,398
     Liquid investments                             1,514,063      1,503,281
     Receivable from Montana Power Company          1,692,775      1,615,560
     Prepaid expenses                                 112,944        164,854
     Special reserve account investments              504,688        501,094
     Other                                            159,979        119,180
                                                  -----------    -----------
          Total current assets                      8,180,175      8,323,367

Property, plant and equipment, net                 73,545,027     75,087,033
Bond reserve fund investments                       6,128,810      6,028,593
Deferred charges                                    3,209,941      3,600,243
Limestone inventory                                   628,248        644,558
                                                  -----------    -----------
          Total assets                            $91,692,201    $93,683,794
                                                  ===========    ===========
     LIABILITIES AND PARTNERS' EQUITY

Current liabilities:
     Accounts payable and accrued expenses        $ 1,038,936    $   991,620
     Accrued interest                                 204,905        189,665
     Current portion of term notes payable          1,920,000      1,680,000
                                                  -----------    -----------
          Total current liabilities                 3,163,841      2,861,285

Bond payable                                       60,800,000     60,800,000
Term notes payable                                  7,680,000      9,600,000
                                                   ----------    -----------
          Total liabilities                        71,643,841     73,261,285

Commitment (Note 10) and contingency (Note 12)

Partners' equity:
     Partners' capital                             20,030,551     20,422,655
     Unrealized gain (loss) on investments             17,809           (146)
     available for sale                           -----------    -----------

          Total liabilities and partners' equity  $91,692,201    $93,683,794
                                                  ===========    ===========

The accompanying notes are an integral part of the financial statements.

                                                                   D R A F T

COLSTRIP ENERGY LIMITED PARTNERSHIP
STATEMENTS OF OPERATIONS
for the years ended December 31,

                                                      1997           1996
                                                  -----------    -----------

Revenues:
     Energy                                       $13,991,993    $13,540,385
     Capacity                                       2,904,364      2,812,038
     Interest Income                                  560,353        581,607
     Other                                             14,348          -
                                                  -----------    -----------
                                                  $17,471,058    $16,934,030
                                                  -----------    -----------
Raw materials:
     Coal                                           1,315,769      1,197,782
     Coal transport                                   439,878        420,551
     Coal royalty                                     240,475        200,630
     Limestone processing charge                       76,950         73,845
     Limestone transport                              245,225        263,002
     Limestone usage                                   21,139         21,098
     Fuel oil                                          81,323        121,740

Operating expenses:
     Operations and maintenance                     2,047,405      2,056,343
     (O&M) contract labor
     O&M nonlabor                                     855,655        834,858
     Professional fees                                941,395        636,650
     Property, license and other taxes                470,181        516,835
     Insurance                                        205,069        324,497
     Management fee to operator                       225,547        221,558
     Other                                            146,722        251,402
                                                  -----------    -----------
                                                    7,312,733      7,140,791
                                                  -----------    -----------
Operating revenues available for debt service      10,158,325      9,793,239
and other expenses                                -----------    -----------

Debt service expenses:
     Interest                                       3,027,211      3,064,812
     Loan fees                                        894,890        894,268

Expenses subordinate to debt service:
     Bonus to operator                                173,272        176,725

Depreciation and amortization                       2,347,104      2,417,685
                                                  -----------    -----------
     Total debt service and other expenses          6,442,477      6,553,490
                                                  -----------    -----------
     Net income                                   $ 3,715,848    $ 3,239,749
                                                  ===========    ===========

The accompanying notes are an integral part of the financial statements.

                                                                   D R A F T

COLSTRIP ENERGY LIMITED PARTNERSHIP
STATEMENTS OF PARTNERS' CAPITAL
for the year ended December 31, 1997 and 1996

                                     GENERAL        LIMITED
                                     PARTNER        PARTNERS        TOTAL
                                   -----------    -----------    -----------
Balance at December 31, 1995       $  (370,008)   $22,491,318    $22,121,310

Net income                             129,590      3,110,159      3,239,749

Capital withdrawn (Note 9)          (1,960,188)    (2,978,216)    (4,938,404)
                                   -----------    -----------    -----------
Balance at December 31, 1996       $(2,200,606)   $22,623,261    $20,422,655

Net income                             148,634      3,567,214      3,715,848

Capital withdrawn (Note 9)          (1,913,714)    (2,194,238)    (4,107,952)
                                   -----------    -----------    -----------
Balance at December 31, 1997       $(3,965,686)   $23,996,237    $20,030,551
                                   ===========    ===========    ===========

The accompanying notes are an integral part of the financial statements.

                                                                   D R A F T

COLSTRIP ENERGY LIMITED PARTNERSHIP
STATEMENTS OF CASH FLOWS
for the years ended December 31,
                                                                               1997           1996
                                                                           ------------   ------------

Cash flows from operating activities:
     Net income                                                             $ 3,715,848    $ 3,239,749
     Adjustments to reconcile net income to
     net cash provided by operating activities:
          Depreciation and amortization                                       2,347,104      2,417,685
          Loss on sale of available for sale investment securities                    -         23,379
          Amortization of investment discount/premiums                         (314,533)       (69,866)
          (Gain) loss on disposal of equipment                                  (14,349)         1,043
          Change in assets and liabilities:
               Receivable from Montana Power Company                            (77,215)      (185,997)
               Prepaid expenses and other assets                                 11,111        (15,765)
               Inventory                                                         16,310         21,099
               Accounts payable and accrued expenses                             47,316        (39,255)
               Accrued interest                                                  15,240        (46,122)
                                                                           ------------    -----------
                    Net cash provided by operating activities                 5,746,832      5,345,950
                                                                           ------------    -----------
Cash flows from investing activities:
     Proceeds from maturities or sales of available for sale                 14,216,280      7,572,891
        investment securities
     Purchase of available for sale investment securities                   (13,998,385)    (5,992,697)
     Expenditures for property, plant and equipment                            (408,232)      (710,510)
     Proceeds from sale of property, plant and equipment                         19,335          4,127
                                                                           ------------    -----------
          Net cash provided by (used for) investing activities                 (171,002)       873,811
                                                                           ------------    -----------
Cash flows from financing activities:
     Partner capital withdrawn                                               (4,107,952)    (4,938,404)
     Principal payments on term notes                                        (1,680,000)      (720,000)
     Debt refinancing costs                                                     (11,550)    (2,088,681)
     Proceeds from term notes                                                         -     12,000,000
     Repayment of original term notes                                                 -    (10,319,416)
                                                                           ------------   ------------
          Net cash used for financing activities                             (5,799,502)    (6,066,501)
                                                                           ------------   ------------
Net increase (decrease) in designated and restricted cash and equivalents      (223,672)       153,260
Designated and restricted cash and equivalents, beginning of year             4,419,398      4,266,138
                                                                           ------------   ------------
Designated and restricted cash and equivalents, end of year                   4,195,726      4,419,398
                                                                           ============   ============
Interest paid                                                              $  3,011,971   $  3,109,273
                                                                           ------------   ------------

The accompanying notes are an integral part of the financial statements.

                                                                   D R A F T

COLSTRIP ENERGY LIMITED PARTNERSHIP
NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION AND OPERATIONS:

     Colstrip Energy Limited Partnership (the Partnership) owns and operates a 35-megawatt electric generation facility (the Project) near Colstrip, Montana. Commercial operations of the Project commenced on May 3, 1990.

     The Partnership consists of Rosebud Energy Corp. (Rosebud), the general partner, and two limited partners: Harrier Power Corporation (wholly-owned by PG&E Enterprises) and Spruce Limited Partnership. The general partner of Spruce Limited Partnership is Spruce Power Corporation (which PG&E Enterprises purchased from Bechtel Enterprises, Inc. effective September 5, 1997) and the limited partner is Pitney Bowes Credit Corp. The life of the Partnership is 40 years expiring in 2030.

     The project is a Federal Energy Regulatory Commission (FERC) certified Small Power Production Facility consisting of a circulating fluidized bed combustion boiler, an extraction/condensing steam turbine generator unit and related auxiliary equipment. The unit is fired by waste coal in the form of sub-bituminous coal refuse. Montana Power Company has contracted to purchase all of the electricity to be generated by the Project through June, 2025.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Use of Estimates - The preparation of financial statements in conformity
     ----------------
     with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Property, Plant and Equipment is stated at historical cost net of
     -----------------------------
     accumulated depreciation. When property, plant and equipment is disposed of, the net book value of the asset is removed from the Partnership's books and the net gain or loss is included in operations. Depreciation is provided using the straight-line method over estimated useful lives of fifty years for plant and systems, seven years for heavy operating equipment, five to seven years for periodic scheduled overhaul costs, and five years for furniture, computer equipment, small tools and vehicles.

     Deferred Charges - Costs of issuing bonds and notes are amortized using
     ----------------
     the interest method over the term of the related financing. The cost of entering into interest rate cap transactions is amortized on a straight-line basis over the term of the related financing.

                                                                   D R A F T

     Inventory - consists of limestone to be used in the power generation
     ---------
     process and is stated at cost.

     Investments - The Partnership classifies liquid investments, special
     -----------
     reserve and contingency loan reserve account investments and bond reserve fund investments as available-for-sale securities which are stated at fair value. Net unrealized gain or loss on available for sale securities is reported as a component of Partners' Equity.

     Income Taxes - The Partnership is subject to the partnership provisions
     ------------
     of the Internal Revenue Code and, accordingly, incurs no federal or state income taxes. Individual partners report their respective share of the Partnership's taxable income, loss, deductions and credits.

     Financial Instruments - Designated and restricted cash equivalents
     ---------------------
     include highly liquid investments with original maturities of three months or less, readily convertible to known amounts of cash. The amounts reported as restricted and designated cash and equivalents, receivables, other assets, accounts payable and accrued expenses, bonds payable and term notes payable are considered to be reasonable approximations of their fair values. The fair value estimates presented herein were based on market information available to management as of December 31, 1997. The use of different market assumptions and estimation methodologies could have a material effect on the estimated fair value amounts. The reported fair values do not take into consideration other expenses that would be incurred in an actual settlement.

     Accounting Standard - The Partnership adopted Statement of
     -------------------
     Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of," for the year ended December 31, 1996. Adoption of SFAS 121 had no impact on the financial statements.

     Revenue Recognition - MPC has contracted to purchase all of
     -------------------
     the electricity to be generated by the Project through June 2025. Revenue is recorded based on power generation at rates established by the power purchase agreement.

                                                                   D R A F T

3.   DESIGNATED AND RESTRICTED CASH AND EQUIVALENTS:

     Partnership revenues are deposited with an agent bank for disbursement in accordance with the terms of the partnership and credit agreements. Designated and restricted funds were as follows:

DECEMBER 31,                                                   1997            1996
                                                            -----------    -----------
Designated cash and equivalents:
     Cash available for operations:
          First Interstate O&M nonlabor                     $   208,671    $    181,748
          Monthly operating fund                              1,200,000       1,200,000
          Savings reserve                                     1,047,150         603,225
     Cash committed for accruals and reserves:
          US Bank money market account                          738,407         954,899
                                                            -----------    ------------
                                                              3,194,228       2,939,872
                                                            -----------    ------------

Restricted cash and equivalents:
     Credit Suisse revenue holdings account                      16,918         15,050
     Credit Suisse O&M expenses account                               -        521,629
     Credit Suisse debt service account                         593,955        569,743
     Credit Suisse revolving credit debt service account             14             14
     Credit Suisse maintenance reserve account                  270,465        188,321
     Credit Suisse O&M bonus and sub fee account                120,146        101,571
     Bond fund                                                        -         83,198
                                                            -----------    -----------
                                                              1,001,498      1,479,526
                                                            -----------    -----------

Total designated and restricted cash and equivalents        $ 4,195,726     $4,419,398
                                                             ==========     ==========

4.   AVAILABLE-FOR-SALE SECURITIES:

     The following is a summary of the Partnership's available-for-sale securities, by contractual maturities.

                                                                         GROSS
                                        MATURITY        AMORTIZED      UNREALIZED     FAIR
DECEMBER 31, 1997                         YEAR             COST          GAINS       VALUE
                                        --------       -----------    ----------     -----

Liquid Investments:
     U.S. Treasury Notes                  1999         $ 1,500,665    $    13,398    $ 1,514,063

Special reserve account investments:
     U.S. Treasury Notes                  1999         $    500,277   $     4,441    $   504,688

Bond reserve fund investments:
     U.S. Treasury Bills                  1998         $ 6,128,810    $         -    $ 6,128,810

                                                                   D R A F T

4.   AVAILABLE-FOR-SALE SECURITIES - CONTINUED:

                                                                         GROSS
                                        MATURITY        AMORTIZED      UNREALIZED     FAIR
DECEMBER 31, 1996                         YEAR             COST          GAINS       VALUE
                                        --------       -----------    ----------     -----

Liquid Investments:
     U.S. Treasury Notes                  1997         $ 1,503,391    $      (110)   $ 1,503,281

Special reserve account investments:
     U.S. Treasury Notes                  1997         $   501,130    $       (36)   $   501,094

Bond reserve fund investments:
     U.S. Treasury Bills                  1997         $ 6,028,593    $          -   $ 6,028,593

The change in the unrealized gain (loss) on investments available for sale during the years ended December 31, 1997 and 1996 was $17,955 and $(23,103), respectively.

During 1996, the Partnership entered into a Credit And
Reimbursement Agreement (Note 8), which resulted in the elimination of the contingency loan reserve account.
Funds from this account totaling $1,593,118 were distributed to the partners during 1996.

5.   PROPERTY, PLANT AND EQUIPMENT:

DECEMBER 31,                                          1997           1996
                                                  ------------   ------------
Land Improvements                                 $      5,917   $           -
Land                                                   496,240         496,240
Plant, equipment and systems                        86,230,300      85,897,277
Heavy operating equipment                            1,225,135       1,247,735
Small tools and equipment                              140,603         137,049
Office furniture and equipment                         168,795         144,033
Vehicles                                                85,095          79,060
                                                  ------------   -------------
     Property, plant and equipment, at cost         88,352,085      88,001,394

     Less accumulated depreciation                 (14,807,058)    (12,914,361)
                                                  ------------    ------------
     Property, plant and equipment, net           $ 73,545,027    $ 75,087,033

Depreciation of property, plant and equipment was $1,945,252 for 1997 and $1,995,438 for 1996.

                                                                   D R A F T

6.   DEFERRED CHARGES:

     Deferred charges, net of accumulated amortization, were as follows:

     DECEMBER 31,                     1997           1996
                                   ----------     ----------
     Bond financing                $1,554,114     $1,668,810
     Notes financing                1,655,828      1,931,433
                                   ----------     ----------
                                   $3,209,942     $3,600,243
                                   ==========     ==========
7.   BONDS PAYABLE:

     The 1989 Series tax-exempt bonds were issued October, 1989 in the amount of $60,800,000. The bonds bear interest at weekly, monthly, semiannual, annual or term rates set at the option of the Partnership or, upon termination of a letter of credit, at a fixed interest rate until maturity. Interest is at market rates for equivalent bonds at each repricing date and is payable monthly. The interest rate for the week including December 31 was 3.75% for 1997 and 4.25% for 1996. The weighted average interest rate for the year was 3.76% for 1997 and 3.67% for 1996.

     The bonds mature December, 2015 and are subject to mandatory and optional redemption prior to maturity. Optional redemption, in whole or in part, may be made at the election of the Partnership at a redemption price of up to 102% of face value. The bonds are subject to mandatory redemption through a sinking fund requiring annual payments by the Partnership in years 2001 through 2014 in amounts ranging from $1,700,000 to $4,200,000. The bonds are payable from revenues of the Partnership or from a letter of credit.

     The Partnership has a letter of credit in the amount of $61,960,000 collateralizing the bonds payable (Note 8).

     Substantially all of the Partnership assets are pledged as collateral for the letter of credit and the term notes payable (Note 8). The credit agreements provide for no recourse by the lenders against the Partnership or any partner.

     The bond and term note credit agreement covenants require the Partnership, among other requirements, to maintain specific debt service coverage ratios and insurance coverages.

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                                                                   D R A F T

NOTES TO FINANCIAL STATEMENTS - CONTINUED

8.   TERM NOTES PAYABLE:

     In 1996, the Partnership entered into a Credit And Reimbursement Agreement ("Credit Agreement") providing for a Letter of Credit ("LOC") for $61,960,000, issuance of new term loans of $12,000,000 in repayment of the existing term loans and additional credit facilities in the form of revolving credit loans of $1,000,000 and capacity expansion loans of $2,000,000.

     The LOC expires in June, 2006, but can be extended for a period of not less than five years. Aggregate annual fees on the LOC is approximately 1.17% through June, 2001 and 1.29% thereafter. The Partnership paid LOC fees of $737,231 and $729,173 in 1997 and 1996, respectively.

     Term loans payable bear interest from 1% to 1.25% above the London Interbank Offering Rate ("LIBOR"). The interest rate in effect at December 31, 1997 was 6.75%. At December 31, 1997 there were no borrowings outstanding under the capacity expansion loans and the revolving credit loans.

     Capacity expansion loans bear interest from 1.125% to 1.25% above LIBOR and mature in June, 2006. Borrowings under the capacity expansion loans are available through June, 1999.

     Revolving credit loans bear interest at 1.25% above LIBOR with an initial term expiring in June, 1999, but can be extended for additional three-year periods until the letter of credit expiration date.

     The Partnership agreed to pay an annual commitment fee of 0.5% on the unutilized commitments for the capacity expansion loans and the revolving credit loans plus certain other annual administrative fees which totaled $96,859 during 1997 and $104,295 during 1996.

     In 1996, the Partnership purchased an interest rate cap for $209,760 protect against the impact of changes in market intererst rates. The effect of this contract is to limit the interest the Partnership would pay to no more than approximately 10.667% on $45.6 million. The interest rate cap was effective June 30, 1996 and expires on June 30, 2001.

     Scheduled principal payments for the term notes are due as follows:

     1998                                         $ 1,920,000
     1999                                           2,280,000
     2000                                           2,640,000
     2001                                           1,200,000
     2002                                           1,560,000
                                                  -----------
                                                  $ 9,600,000
                                                  ===========

                                                                   D R A F T

9.   RELATED PARTY TRANSACTIONS:

     Rosebud and an affiliate provide management and administrative services and, after June 15, 1996, coal transportation services to the Partnership, and are also reimbursed for expenses incurred on behalf of the Partnership. Fees earned by Rosebud and affiliate during 1997 and 1996 were $869,744 and $727,218, respectively, of which $42,854 and $50,845 were payable at December 31, 1997 and 1996, respectively. The Partnership had receivables from Rosebud of $74,343 and $64,343 as of December 31, 1997 and 1996, respectively.

     Pursuant to the Partnership Agreement, the general partner is entitled to receive an Incentive Operating Performance Distribution (IOPD) which is subordinated to certain other distributions of gross receipts. The IOPD paid to the general partner was $1,182,302 and $967,446 in 1997 and 1996, respectively, and is reported as a withdrawal of partnership capital in each respective year. IOPD earned, but undistributed at December 31, 1997 and 1996 was $252,977 and $394,013, respectively. IOPD amounts not distributed bear interest at prime plus 1%.

     Legal fees, including expenses incurred on behalf of the Partnership, in the amount of $217,019 and $247,781 were earned by the law firms of Orndorff & Trout and R. Lee Roberts in 1997 and 1996, respectively. Certain principals of these firms serve as officers and are shareholders of Rosebud. Consulting fees, including expenses incurred on behalf of the Partnership, in the amount of $18,847 and $99,151 were earned by Jeffrey L. Smith and James P. Sletteland, shareholders of Rosebud, in 1997 and 1996, respectively. Amounts payable to these related parties total $41,887 and $40,514 at December 31, 1997 and 1996, respectively.

10.  COMMITMENTS:

     The Partnership has entered into the following long-term operating commitments:

     o A cogeneration and long-term power purchase agreement with Montana Power Company to sell and deliver capacity and energy until 2025;

     o A refuse coal supply and backup coal supply agreements with Western Energy Company (WECo) to purchase all of the Partnership's coal requirements until 2025;

     o A 1988 limestone supply agreement, amended in 1992, with Montana Limestone Company with an initial term ending in 2005, renewable for up to five additional five-year terms. A processing charge is paid by the Partnership in the amount of $3.00 per ton, increased by a 4% compounded annual escalation beginning January
          1, 1993 ($3.64 per ton at December 31, 1997);

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                                                                   D R A F T

NOTES TO FINANCIAL STATEMENTS - CONTINUED

10.  COMMITMENTS - CONTINUED:

     o A 1991 limestone supply agreement with Montana Limestone Company with an initial term ending in 2021. A processing charge is paid by the Partnership in the amount of $3.00 per ton, increased by a 4% compounded annual escalation beginning September 1, 1990. The processing charge may be renegotiated in 2006. No limestone was processed under this agreement during 1997;

     o A services agreement with Constellation Operating Services for operations and maintenance of the Facility until 2010, renewable for up to three five-year terms. The Partnership may terminate the agreement at its sole discretion at December 31, 2000 or December 31, 2005;

     o A coal transport agreement with WECo, whereby the Partnership leases trucks to WECo for coal delivery. The agreement provides for WECo to operate and maintain the trucks and deliver coal through 2023. On June 15, 1996, WECo entered into a contract with Rosebud Operating Services, Inc. ("Rosebud Operating"), where Rosebud Operating performs WECo's duties and obligations until the earlier of either the expiration of the subcontract on June 30, 2001 or the date when Rosebud Operating and the Partnership enter into a new transportation agreement, which would terminate the agreement with WECo.

11.  CONCENTRATIONS OF CREDIT RISK:

     The Partnership has concentrations of credit risk, generally does not require collateral, and does not anticipate credit losses related to cash balances in bank accounts, which may exceed federally insured amounts, and receivables from Montana Power.

12.  CONTINGENCY:

     The Partnership's 1989 series tax-exempt bonds are subject to Internal Revenue Code SECTION148 regarding arbitrage rebate requirements. The rebate, if any, will be calculated based on earnings on non-purpose investments in excess of interest incurred on the tax-exempt bonds for the 5-year period ending October, 1999. As of December 31, 1997, management believes that no rebate will be due for such period. Rebate amounts, if any, are due after each 5-year period the tax-exempt bonds are outstanding.

     The Partnership has filed a complaint against Montana
     Power Company (MPC) relating to a 1997 curtailment of capacity and energy purchases by MPC. The outcome of this litigation cannot be determined at this time and, accordingly, no accrual has been recorded.